SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934



                               (Amendment No. 2 )


                     LEARMONTH & BURCHETT MANAGEMENT SYSTEMS
                                (Name of Issuer)

                                     A.D.R.
                         (Title of Class of Securities )


                                    522000108
                                 (CUSIP NUMBER)

1)      Name of Reporting
        SS or IRS Identification      Pioneering Management
        Nos. of Above Persons         Corporation

2)      Check the Appropriate Box     (a)
        of A Member of  Group
        (See Instructions)            (b)  X

3)      SEC Use Only

4)      Citizenship of Place of
        Organization

        Number of                     (5)  Sole Voting Power      0
        Shares
        Beneficially Owned            (6)  Shared Voting Power    0
        by Each Reporting
        Person With                   (7)  Sole Dispositive       0
                                            Power

                                      (8)  Shared Dispositive     0
                                             Power

9)      Aggregate Amount Bene-        0
        ficially Owned by Each
        Reporting Person

10)     Check if the aggregate
        Amount in Row  (9) Ex-
        clude Certain Shares (See
        Instructions)

11)     Percent of Class Represented
        By Amount in Row 9.           0.00%

12)     Type of Reporting
        Person (See Instructions)     IA

Item 1(a)         Name of Issuer.

                  LEARMONTH & BURCHETT MANAGEMENT SYSTEMS

Item 1(b)         Address of User's Principal Executive Office's

                  Mr.  Stephen  E.  Odom
                  Chief Financial Officer
                  LEARMONTH & BURCHETT MANAGEMENT SYSTEMS
                  1800 West Loop South
                  6th Floor
                  Houston,  TX   77027

Item 2(a)         Name of Person Filing.

                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

                  State Of Delaware - Pioneering Management Corporation.

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  522000108

Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:

                  (a) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership

(a)       Amount Beneficially Owned                                     0

(b)       Percent of Class                                              0.00%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             0

         (ii)     shared power to vote or to direct vote               0

         (iii) sole power to dispose or to direct disposition of 0

         (iv)     shared power to dispose or to direct disposition     0

Item  5. Ownership of Five Percent or Less of a Class.

         Inapplicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


         May 22, 1998
                  Date




                  /s/Robert P. Nault
                  Signature


         Robert P. Nault
         Assistant Secretary
         Type Name and Title